

October 21, 2010

Mr. Mark Castaneda
Chief Financial Officer
Primo Water Corporation
104 Cambridge Plaza Drive
Winston-Salem, North Carolina 27104

> **Re: Primo Water Corporation**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed October 18, 2010**
> **File No. 333-165452**

Dear Mr. Castaneda:

We have reviewed the amendment to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Underwriting, page 153

1. We note your added disclosure that Mr. Prim will use all after-tax cash proceeds received in connection with the redemption of his Series B preferred stock to purchase additional shares of common stock from the underwriters in this offering at the initial public offering price per share, and that he would receive approximately $2.6 million in gross pre-tax proceeds upon redemption of this Series B preferred stock. Under the Underwriting section, please describe this transaction in greater detail, including when Mr. Prim plans to purchase these shares. Also disclose whether this transaction is reflected in the underwriting agreement and whether the shares would be subject to a lock-up agreement. Finally, please provide your analysis of the applicability of Regulation M of the Exchange Act to this transaction.

Mr. Mark Castaneda
Primo Water Corporation
October 21, 2010
Page 2

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have any questions regarding the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any other questions.

                                             Sincerely,

                                             H. Christopher Owings
                                             Assistant Director

cc: D. Scott Coward, K&L Gates LLP
        Via Facsimile